EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve
	Months Ended
	September 30, 2013

Income before provision for income taxes and fixed charges (Note A)	$142,401,189

Fixed charges:
Interest on long-term debt	$40,193,783
Interest on short-term debt	70,560
Other interest	1,091,330
Rental expense representative of an interest factor (Note B)	8,732,962

Total fixed charges	$50,088,635

Ratio of earnings to fixed charges	2.84	x

NOTE A:          For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:          One-third of rental expense (which approximates the interest factor).